Exhibit 99.3
Consent of McCarthy Tétrault LLP
We hereby consent to the use of our name in the prospectus supplement filed by NovaGold Resources Inc. on April 18, 2007, as such may thereafter be amended or supplemented, under the headings “Certain Income Tax Considerations for U.S. Holders” and “Legal Matters” and to the reference to our opinion under the heading “Certain Income Tax Considerations for U.S. Holders”. In giving such consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933, as amended.
Dated at Vancouver, British Columbia, this 19th day of April, 2007.
/s/ McCarthy Tétrault LLP